Exhibit 99.1

Interxion Holding NV

Interim report

as at and for the three-month and the nine-month periods

ended

30 September 2015

Schiphol-Rijk, 4 November 2015

Financial Highlights

•	Revenue increased by 13% to €98.0 million (3Q2014: €86.4 million).

•	Adjusted EBITDA[1] increased by 17% to €43.7 million (3Q2014: €37.3 million).

•	Adjusted EBITDA margin increased to 44.6% (3Q2014: 43.1%).

•	Net profit increased to €10.4 million (3Q2014: €9.0 million).

•	Adjusted net profit[1] increased to €8.7 million (3Q2014: €8.0 million).

•	Earnings per diluted share were €0.15 (3Q2014: €0.13).

•	Adjusted earnings per diluted share[1] were €0.12 (3Q2014: €0.11).

•	Capital Expenditures, including intangible assets[2], were €35.3 million (3Q2014: €57.0 million).

Operating Highlights

•	Equipped Space increased by 1,900 square metres to 100,200 square metres.

•	Revenue Generating Space increased by 900 square metres to 78,000 square metres.

•	Utilisation Rate at the end of the quarter was 78%.

•	Expansion projects in Madrid and Marseille completed during the quarter.

•	Announced on 3 November, the build of new data centres in Amsterdam (AMS8), Copenhagen (CPH2), and Dublin (DUB3); and the further expansion in Frankfurt (FRA10).

Quarterly Review

Revenue in the third quarter of 2015 was €98.0 million, a 13% increase over the third quarter of 2014 and a 3% increase over the second quarter of 2015. Recurring revenue was €92.8 million, a 15% increase over the third quarter of 2014 and a 3% increase over the second quarter of 2015. Recurring revenue in the quarter was 95% of total revenue.

Cost of sales in the third quarter of 2015 was €38.5 million, an 8% increase over the third quarter of 2014 and a 2% increase over the second quarter of 2015.

Gross profit was €59.5 million in the third quarter of 2015, a 17% increase over the third quarter of 2014 and a 3% increase over the second quarter of 2015. Gross profit margin was 60.7% in the third quarter of 2015 compared to 58.9% in the third quarter of 2014 and 60.5% in the second quarter of 2015.

[1]	Adjusted EBITDA, Adjusted net profit, and Adjusted earnings per diluted share are non-IFRS figures intended to adjust for unusual items. Full definitions can be found in the “Use of non-IFRS information” section later in this press release. Reconciliations of Adjusted EBITDA and Adjusted net profit to Net profit can be found in the financial tables later in this press release.

[2]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

2	Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited

Sales and marketing costs in the third quarter of 2015 were €6.9 million, a 17% increase over the third quarter of 2014 and a 4% decrease from the second quarter of 2015.

Other general and administrative costs were €8.8 million in the third quarter of 2015, a 15% increase over the third quarter of 2014 and a 3% increase from the second quarter of 2015. Other general and administrative costs exclude depreciation, amortisation, impairments, share-based payments, M&A transaction costs and the movement in the provision for onerous lease contracts.

Adjusted EBITDA for the third quarter of 2015 was €43.7 million, a 17% increase over the third quarter of 2014 and a 4% increase over the second quarter of 2015. Adjusted EBITDA margin was 44.6% in the third quarter of 2015 compared to 43.1% in the third quarter of 2014 and 44.0% in the second quarter of 2015.

Depreciation, amortisation, and impairments in the third quarter of 2015 was €20.3 million, an increase of 26% from the third quarter of 2014 and a 3% increase from the second quarter of 2015.

Operating profit in the third quarter of 2015 was €21.6 million, an increase of 9% from the third quarter of 2014, and a 43% decrease from the second quarter of 2015. Both the second and third quarter operating profit results were impacted by M&A transaction related items. Adjusting for these items, operating profit was €22.0 million in the third quarter of 2015, an increase of 11% over the third quarter of 2014 and an increase of 6% over the second quarter of 2015.

Net finance costs for the third quarter of 2015 were €6.4 million, an 8% decrease over the third quarter of 2014, and a 19% decrease from the second quarter of 2015. Reported as part of net finance costs in the quarter was a €2.3 million gain following the sale of a financial asset.

Income tax expense for the third quarter of 2015 was €4.7 million, a 23% increase over the third quarter of 2014, and a 42% decrease from the second quarter of 2015.

Net profit was €10.4 million in the third quarter of 2015, a 16% increase over the third quarter of 2014, and a 52% decrease from the second quarter of 2015.

Adjusted net profit was €8.7 million in the third quarter of 2015, a 9% increase over the third quarter of 2014, and a 5% increase from the second quarter of 2015.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €43.0 million in the third quarter of 2015, compared to €33.6 million in the third quarter of 2014, and €54.1 million in the second quarter of 2015. Cash generated from operations in the second quarter of 2015 included the receipt of the £15 million (€20.9 million) payment related to the termination of the implementation agreement with TelecityGroup.

Capital expenditures, including intangible assets, were €35.3 million in the third quarter of 2015 compared to €57.0 million in the third quarter of 2014 and €47.8 million in the second quarter of 2015.

Cash and cash equivalents were €50.0 million at 30 September 2015, compared to €99.9 million at year end 2014. Total borrowings, net of deferred revolving facility financing fees, were €541.0 million at 30 September 2015 compared to €560.6 million at year end 2014. As of 30 September 2015, the company’s revolving credit facility was undrawn.

Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited	3

Equipped space at the end of the third quarter of 2015 was 100,200 square metres compared to 88,600 square metres at the end of the third quarter of 2014 and 98,300 square metres at the end of the second quarter of 2015. Utilisation rate, the ratio of revenue-generating space to equipped space, was 78% at the end of the third quarter of 2015, compared with 77% at the end of the third quarter of 2014 and 78% at the end of the second quarter of 2015.

4	Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited

Further Information for Noteholders

This Interim Report was prepared in accordance with the indenture (the “Indenture”) dated as of 3 July 2013 among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as Trustee, principal paying agent and transfer agent; The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as Security Trustee.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/decrease in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. A reconciliation from Profit for the period attributable to shareholders (“Net profit”) to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated interim financial statements (Note 5).

Adjusted net profit is defined as Net profit excluding the impact of refinancing charges, M&A transaction costs, M&A transaction break fee income, profit on sale of financial asset, increase / decrease in provision for onerous lease contracts, interest capitalised, and the related corporate income tax effect with respect to the foregoing items.

Other companies may, however, present EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit differently than we do. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net profit are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to Net profit as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited	5

Adjusted diluted earnings per share amounts are determined on Adjusted net profit. A reconciliation from reported Net profit to Adjusted net profit is provided below.

	Three Months Ended		Nine Months Ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
	(€ in millions - except per share data)

Net profit - as reported	10.4	9.0	36.4	27.7

Add back

+ Refinancing charges	—	—	—	0.6
+ M&A transaction costs	0.5	—	11.3	—

	0.5	—	11.3	0.6
Reverse
- M&A transaction break fee income	—	—	(20.9)	—
- Profit on sale of financial asset	(2.3)	—	(2.3)	—
- Increase / (decrease) in provision for onerous lease contracts	(0.1)	—	(0.2)	(0.8)
- Interest capitalised	(0.4)	(1.3)	(2.0)	(3.0)

	(2.8)	(1.3)	(25.4)	(3.8)

Tax effect of above add backs & reversals	0.6	0.3	3.5	0.8

Adjusted net profit	8.7	8.0	25.8	25.4

Reported basic EPS: (€)	0.15	0.13	0.52	0.40
Reported diluted EPS: (€)	0.15	0.13	0.52	0.40

Adjusted basic EPS: (€)	0.12	0.12	0.37	0.37
Adjusted diluted EPS: (€)	0.12	0.11	0.37	0.36

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through 40 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 500 connectivity providers, 20 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

6	Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited

Consolidated Interim Income Statement

		For the three months ended		For the nine months ended
		30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
	Note	€’000	€’000	€’000	€’000

Revenue	5	97,976	86,446	285,907	250,702
Cost of sales	5	(38,464)	(35,531)	(112,409)	(102,107)

Gross profit		59,512	50,915	173,498	148,595
Other income	5	142	57	21,202	167
Sales and marketing costs	5	(6,943)	(5,926)	(20,832)	(18,021)
General and administrative costs	5	(31,152)	(25,211)	(101,135)	(71,199)

Operating profit		21,559	19,835	72,733	59,542
Finance income	6	2,304	316	3,286	619
Finance expense	6	(8,711)	(7,302)	(24,224)	(20,494)

Profit before taxation		15,152	12,849	51,795	39,667

Income tax expense	7	(4,737)	(3,855)	(15,368)	(11,992)

Profit for the period attributable to shareholders		10,415	8,994	36,427	27,675

Earnings per share
Basic earnings per share: (€)		0.15	0.13	0.52	0.40
Diluted earnings per share: (€)		0.15	0.13	0.52	0.40

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited	7

Consolidated Interim Statement of Comprehensive Income

	For the three months ended		For the nine months ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
	€’000	€’000	€’000	€’000

Profit for the period attributable to shareholders	10,415	8,994	36,427	27,675
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences	(7,145)	2,829	9,107	4,717

Effective portion of changes in fair value of cash flow hedge	(59)	(108)	51	(384)
Tax benefit / (expense) on items that are, or may be, reclassified subsequently to profit or loss	725	(410)	(745)	(536)

Other comprehensive income/(loss) for the period, net of tax	(6,479)	2,311	8,413	3,797

Total comprehensive income attributable to shareholders	3,936	11,305	44,840	31,472

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited

Consolidated Interim Statement of Financial Position

As at	Note	30 Sep 2015 €’000	31 Dec 2014 €’000

Non-current assets
Property, plant and equipment	8	974,895	895,184
Intangible assets		22,237	18,996
Deferred tax assets		23,629	30,064
Financial assets		—	774
Other non-current assets		6,255	5,750

		1,027,016	950,768
Current assets
Trade receivables and other current assets		131,439	120,762
Short term investments		—	1,650
Cash and cash equivalents		50,030	99,923

		181,469	222,335

Total assets		1,208,485	1,173,103

Shareholders’ equity
Share capital		6,957	6,932
Share premium		502,621	495,109
Foreign currency translation reserve		18,819	10,440
Hedging reserve, net of tax		(213)	(247)
Accumulated deficit		(39,662)	(76,089)

		488,522	436,145
Non-current liabilities
Trade payables and other liabilities		12,858	12,211
Deferred tax liabilities		9,897	7,029
Provision for onerous lease contracts		—	1,491
Borrowings	10	539,482	540,530

		562,237	561,261
Current liabilities
Trade payables and other liabilities		148,485	146,502
Income tax liabilities		4,516	4,690
Provision for onerous lease contracts		2,379	3,443
Borrowings	10	2,346	21,062

		157,726	175,697

Total liabilities		719,963	736,958

Total liabilities and shareholders’ equity		1,208,485	1,173,103

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited	9

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumulated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000

Balance at 1 January 2015	6,932	495,109	10,440	(247)	(76,089)	436,145
Profit for the period	—	—	—	—	36,427	36,427
Other comprehensive income, net of tax	—	—	8,379	34	—	8,413

Total comprehensive income	—	—	8,379	34	36,427	44,840

Exercise of options	25	2,415	—	—	—	2,440
Share-based payments	—	5,097	—	—	—	5,097

Total contribution by, and distributions to, owners of the Company	25	7,512	—	—	—	7,537

Balance at 30 September 2015	6,957	502,621	18,819	(213)	(39,662)	488,522

Balance at 1 January 2014	6,887	485,347	6,757	60	(111,149)	387,902
Profit for the period	—	—	—	—	27,675	27,675
Other comprehensive income/(loss), net of tax	—	—	4,055	(258)	—	3,797

Total comprehensive income	—	—	4,055	(258)	27,675	31,472

Exercise of options	28	2,818	—	—	—	2,846
Share-based payments	—	4,040	—	—	—	4,040

Total contribution by, and distributions to, owners of the Company	28	6,858	—	—	—	6,886

Balance at 30 September 2014	6,915	492,205	10,812	(198)	(83,474)	426,260

The accompanying notes form an integral part of these consolidated interim financial statements.

10	Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited

Consolidated Interim Statement of Cash Flows

	For the three months ended		For the nine months ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
	€’000	€’000	€’000	€’000

Net profit	10,415	8,994	36,427	27,675
Depreciation, amortisation and impairments	20,251	16,025	58,043	44,870
Provision for onerous lease contracts	(879)	(859)	(2,653)	(3,313)
Share-based payments	1,664	1,472	5,694	4,246
Net finance expense	6,407	6,986	20,938	19,875
Income tax expense	4,737	3,855	15,368	11,992

	42,595	36,473	133,817	105,345

Movements in trade receivables and other current assets	(216)	(7,848)	(9,581)	(19,077)
Movements in trade payables and other liabilities	584	5,012	7,067	8,607

Cash generated from operations	42,963	33,637	131,303	94,875

Interest and fees paid	(14,107)	(11,711)	(29,129)	(23,772)
Interest received	37	114	117	238
Income tax paid	(4,107)	(1,950)	(9,167)	(4,151)

Net cash flows from / (used in) operating activities	24,786	20,090	93,124	67,190

Cash flows from investing activities
Purchase of property, plant and equipment	(33,399)	(56,251)	(145,628)	(166,276)
Purchase of intangible assets	(1,871)	(790)	(5,047)	(2,180)
Proceeds from sale of financial asset	3,063	—	3,063	—
Redemption of short-term investments	—	—	1,650	—

Net cash flows from / (used in) investing activities	(32,207)	(57,041)	(145,962)	(168,456)

Cash flows from financing activities
Proceeds from exercised options	12	1,444	2,420	2,846
Proceeds from mortgages	—	—	—	9,185
Repayment of mortgages	(320)	(320)	(1,360)	(1,054)
Proceeds Revolving Facility	—	—	—	30,000
Repayments Revolving Facility	—	—	—	(30,000)
Proceeds 6.00% Senior Secured Notes due 2020	—	(504)	—	157,878
Interest received at issuance Additional Notes	—	—	—	2,600
Interest paid related to interest received at issue of Additional Notes	—	(2,600)	—	(2,600)
Transaction costs Senior Secured Facility	—	(275)	—	(646)
Repayment of other borrowings	(31)	8	(31)	(15)

Net cash flows from / (used in) financing activities	(339)	(2,247)	1,029	168,194
Effect of exchange rate changes on cash	692	73	1,916	137

Net increase / (decrease) in cash and cash equivalents	(7,068)	(39,125)	(49,893)	67,065
Cash and cash equivalents, beginning of period	57,098	151,880	99,923	45,690

Cash and cash equivalents, end of period	50,030	112,755	50,030	112,755

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited	11

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the three and nine month periods ended 30 September 2015 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2014; these are contained in the 2014 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 28 April 2015, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2014 in the 2014 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2014 in the 2014 Annual Report (Form 20-F), and amended to include new standards and interpretations effective as of 1 January 2015. These new standards and interpretations did not have a significant impact on the financial position or performance of the Group compared with the accounting principles in the 2014 financial statements.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2014 Annual Report (Form 20-F).

12	Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited

5	Information by segment

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue (including recurring and non-recurring revenue components), EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited	13

For the three months ended 30 September 2015	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	59,461	33,292	92,753	—	92,753
Non-recurring revenue	3,758	1,465	5,223	—	5,223

Revenue	63,219	34,757	97,976	—	97,976
Cost of sales	(23,835)	(12,406)	(36,241)	(2,223)	(38,464)

Gross profit/(loss)	39,384	22,351	61,735	(2,223)	59,512
Other income	142	—	142	—	142
Sales and marketing costs	(1,755)	(1,129)	(2,884)	(4,059)	(6,943)
General and administrative costs	(16,057)	(7,758)	(23,815)	(7,337)	(31,152)

Operating profit	21,714	13,464	35,178	(13,619)	21,559
Net finance expense					(6,407)

Profit before tax					15,152

Total assets	852,020	308,934	1,160,954	47,531	1,208,485
Total liabilities	175,537	57,150	232,687	487,276	719,963
Capital expenditure, including intangible assets*	(26,624)	(6,022)	(32,646)	(2,624)	(35,270)
Depreciation, amortisation, impairments	(13,066)	(6,113)	(19,179)	(1,072)	(20,251)
Adjusted EBITDA	34,907	19,784	54,691	(10,959)	43,732

For the three months ended 30 September 2014	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	50,950	29,913	80,863	—	80,863
Non-recurring revenue	3,901	1,682	5,583	—	5,583

Revenue	54,851	31,595	86,446	—	86,446
Cost of sales	(21,658)	(12,165)	(33,823)	(1,708)	(35,531)

Gross profit/(loss)	33,193	19,430	52,623	(1,708)	50,915
Other income	57	—	57	—	57
Sales and marketing costs	(1,728)	(1,211)	(2,939)	(2,987)	(5,926)
General and administrative costs	(13,102)	(6,362)	(19,464)	(5,747)	(25,211)

Operating profit/(loss)	18,420	11,857	30,277	(10,442)	19,835
Net finance expense					(6,986)

Profit before tax					12,849

Total assets	760,212	263,009	1,023,221	111,640	1,134,861
Total liabilities	165,599	53,817	219,416	489,185	708,601
Capital expenditure, including intangible assets*	(37,322)	(17,696)	(55,018)	(2,023)	(57,041)
Depreciation, amortisation, impairments	(10,528)	(4,610)	(15,138)	(887)	(16,025)
Adjusted EBITDA	29,226	16,767	45,993	(8,718)	37,275

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

14	Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited

For the nine months ended 30 September 2015	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	171,765	98,336	270,101	—	270,101
Non-recurring revenue	10,380	5,426	15,806	—	15,806

Revenue	182,145	103,762	285,907	—	285,907
Cost of sales	(68,679)	(37,199)	(105,878)	(6,531)	(112,409)

Gross profit/(loss)	113,466	66,563	180,029	(6,531)	173,498
Other income	279	—	279	20,923	21,202
Sales and marketing costs	(5,479)	(3,854)	(9,333)	(11,499)	(20,832)
General and administrative costs	(46,750)	(22,692)	(69,442)	(31,693)	(101,135)

Operating profit/(loss)	61,516	40,017	101,533	(28,800)	72,733
Net finance expense					(20,938)

Profit before tax					51,795

Total assets	852,020	308,934	1,160,954	47,531	1,208,485
Total liabilities	175,537	57,150	232,687	487,276	719,963
Capital expenditure, including intangible assets*	(96,935)	(49,436)	(146,371)	(4,304)	(150,675)
Depreciation, amortisation, impairments	(37,327)	(17,475)	(54,802)	(3,241)	(58,043)
Adjusted EBITDA	99,525	58,104	157,629	(31,263)	126,366

For the nine months ended 30 September 2014	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000

Recurring revenue	147,929	87,537	235,466	—	235,466
Non-recurring revenue	9,904	5,332	15,236	—	15,236

Revenue	157,833	92,869	250,702	—	250,702
Cost of sales	(61,330)	(35,309)	(96,639)	(5,468)	(102,107)

Gross profit/(loss)	96,503	57,560	154,063	(5,468)	148,595
Other income	167	—	167	—	167
Sales and marketing costs	(5,325)	(3,866)	(9,191)	(8,830)	(18,021)
General and administrative costs	(35,893)	(18,536)	(54,429)	(16,770)	(71,199)

Operating profit/(loss)	55,452	35,158	90,610	(31,068)	59,542
Net finance expense					(19,875)

Profit before tax					39,667

Total assets	760,212	263,009	1,023,221	111,640	1,134,861
Total liabilities	165,599	53,817	219,416	489,185	708,601
Capital expenditure, including intangible assets*	(116,495)	(47,648)	(164,143)	(4,313)	(168,456)
Depreciation, amortisation, impairments	(28,968)	(13,386)	(42,354)	(2,516)	(44,870)
Adjusted EBITDA	84,408	49,198	133,606	(25,920)	107,686

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited	15

Reconciliation to adjusted EBITDA

	For the three months ended		For the nine months ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
Consolidated	€’000	€’000	€’000	€’000

Profit for the period attributable to shareholders	10,415	8,994	36,427	27,675
Income tax expense	4,737	3,855	15,368	11,992

Profit before taxation	15,152	12,849	51,795	39,667
Finance income	(2,304)	(316)	(3,286)	(619)
Finance expense	8,711	7,302	24,224	20,494

Operating profit	21,559	19,835	72,733	59,542
Depreciation, amortisation and impairments	20,251	16,025	58,043	44,870

EBITDA(1)	41,810	35,860	130,776	104,412
Share-based payments	1,664	1,472	5,694	4,246
M&A transaction costs	484	—	11,282	—
Increase/(decrease) in provision for onerous lease contracts	(84)	—	(184)	(805)
M&A transaction break fee income	—	—	(20,923)	—
Income from sub-leases of unused data centre sites	(142)	(57)	(279)	(167)

Adjusted EBITDA(1)	43,732	37,275	126,366	107,686

	For the three months ended		For the nine months ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
FR, DE, NL and UK	€’000	€’000	€’000	€’000

Operating profit	21,714	18,420	61,516	55,452
Depreciation, amortisation and impairments	13,066	10,528	37,327	28,968

EBITDA(1)	34,780	28,948	98,843	84,420
Share-based payments	353	335	1,145	960
Increase/(decrease) in provision for onerous lease contracts	(84)	—	(184)	(805)
Income from sub-leases of unused data centre sites	(142)	(57)	(279)	(167)

Adjusted EBITDA(1)	34,907	29,226	99,525	84,408

16	Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited

	For the three months ended		For the nine months ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
Rest of Europe	€’000	€’000	€’000	€’000

Operating profit	13,464	11,857	40,017	35,158
Depreciation, amortisation and impairments	6,113	4,610	17,475	13,386

EBITDA(1)	19,577	16,467	57,492	48,544
Share-based payments	207	300	612	654

Adjusted EBITDA(1)	19,784	16,767	58,104	49,198

	For the three months ended		For the nine months ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
Corporate and other	€’000	€’000	€’000	€’000

Operating profit/(loss)	(13,619)	(10,442)	(28,800)	(31,068)
Depreciation, amortisation and impairments	1,072	887	3,241	2,516

EBITDA(1)	(12,547)	(9,555)	(25,559)	(28,552)
Share-based payments	1,104	837	3,937	2,632
M&A transaction break fee income(2)	—	—	(20,923)	—
M&A transaction costs(3)	484	—	11,282	—

Adjusted EBITDA(1)	(10,959)	(8,718)	(31,263)	(25,920)

(1)	EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/decrease in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity, or an alternative to Net profit as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

(2)	On 9 March 2015 the Company signed the definitive agreement on an all-share merger (the “Implementation Agreement”) with TelecityGroup plc (“TelecityGroup”) on the terms as announced on 11 February 2015. Following termination of the Implementation Agreement on 29 May 2015, the Company received a cash break-up fee of £15 million from TelecityGroup which is reported as “Other income”.

(3)	M&A transaction costs represent expenses associated with the Implementation Agreement and its subsequent termination on 29 May 2015, reported as part of the General and Administrative costs.

Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited	17

6	Finance income and expense

	For the three months ended		For the nine months ended
	30 Sep 2015	30 Sep 2014	30 Sep 2015	30 Sep 2014
	€’000	€’000	€’000	€’000

Bank and other interest	15	164	63	312
Foreign currency exchange profits (net)	—	152	934	307
Profit from sale of financial asset	2,289	—	2,289	—

Finance income	2,304	316	3,286	619

Interest expense on Senior Secured Notes, bank and other loans	(6,957)	(6,183)	(20,292)	(16,854)
Interest expense on finance leases	(829)	(603)	(2,334)	(1,517)
Interest expense on provision for onerous lease contracts	(25)	(54)	(97)	(184)
Other financial expenses	(524)	(462)	(1,501)	(1,939)
Foreign currency exchange losses (net)	(376)	—	—	—

Finance expense	(8,711)	(7,302)	(24,224)	(20,494)

Net finance expense	(6,407)	(6,986)	(20,938)	(19,875)

The “Profit from sale of financial asset” reflects the profit realised on the sale of the Group’s shares in iStreamPlanet Co.

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

7	Income tax expense

The Group’s consolidated effective tax rate of 30% (nine months ended 30 September 2014: 30%), in respect of continuing operations for the nine months ended 30 September 2015, was positively affected by the pre-tax net positive income on the terminated M&A transaction of €9.6 million (taxable in The Netherlands at a below-average tax rate of 25%). Excluding the pre-tax net positive income on the terminated M&A transaction, the effective tax rate for the nine months ended 30 September 2015 was 31%.

The effective tax rate of 31% for the three months ended 30 September 2015 was affected by non-deductible share-based payments and the profit realised on the sale of the shares in iStreamPlanet Co.

8	Property, plant and equipment

Additions

During the three and nine months ended 30 September 2015, the Group acquired tangible fixed assets (primarily data-centre-related assets) at a cost of €35,500,000 and €124,700,000, respectively (three and nine months ended 30 September 2014: €61,300,000 and €178,700,000, respectively).

Capitalised interest relating to borrowing costs for the three and nine months ended 30 September 2015 amounted to €426,000 and €2,024,000, respectively (three and nine months ended 30 September 2014: €1,323,000 and €2,958,000, respectively). The cash effect of the interest capitalised for the three and nine month period ended 30 September 2015 amounted to €1,598,000 and €3,567,000, respectively, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three and nine months ended 30 September 2014: €1,636,000 and €2,386,000, respectively).

18	Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited

Capital commitments

At 30 September 2015, the Group had outstanding capital commitments of €54.0 million. These commitments are expected to be substantially settled during the remainder of 2015 and the first half of 2016.

9	Financial Instruments

Fair values versus carrying amounts

As of 30 September 2015, the market price of the 6.00% Senior Secured Notes due 2020 was 105.520% (30 September 2014: 104.765%). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €501 million (30 September 2014: €498 million), compared with their nominal value of €475 million (30 September 2014: €475 million).

Furthermore, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of 30 September 2015, the fair value of all mortgages was equal to their carrying amount of €30.2 million. As of 30 September 2015, the fair value of the financial lease liabilities were €41.9 million compared with the carrying amount of €34.5 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited	19

The values of the instruments are:

	Carrying value	Level 1	Fair value Level 2	Level 3
30 September 2015
Senior secured notes 6.00% due 2020	(475,539)	(501,000)	—	—
Finance leases	(34,497)	—	(41,873)	—
Mortgages	(30,187)	—	(30,187)	—
Interest rate swap	(320)	—	(320)	—

31 December 2014
Senior secured notes 6.00% due 2020	(475,643)	(499,000)	—	—
Finance leases	(52,857)	—	(60,200)	—
Mortgages	(31,487)	—	(31,487)	—
Interest rate swap	(368)	—	(368)	—
Financial asset	774	—	—	774

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs such as market interest rates and cash flows.

The financial asset was sold in August 2015. Refer to note 6.

10	Borrowings

As at 30 September 2015, our €100.0 million revolving facility was undrawn.

11	Subsequent events

On 13 December 2013, we were awarded a permit by the Seine-St-Denis authorities to operate our PAR 7 data centre. On 15 October 2015, a French administrative court ruled that local authorities failed to perform a sufficiently extensive study of the potential noise impact that operating the PAR 7 data centre could have on local residents and consequently the French administrative court annulled the permit we received on 13 December 2013. The Seine-St-Denis authorities have since requested that we re-apply for a new permit. We have worked with the Seine-St-Denis authorities and have obtained formal approval to continue to operate the PAR 7 data centre during the application process, which we expect to conclude by the end of 2016.

20	Interim Report: Three and Nine-month periods ended 30 September 2015 This Interim Report is unaudited